PRESS RELEASE

FEBRUARY 1, 2022

Largo Announces Proposed Qualifying Transaction for New Physical Vanadium Holding Company, Largo Physical Vanadium Corp.

• Subject to the completion of a proposed qualifying transaction and receipt of, amongst other things, applicable regulatory and stock exchange approvals, the entity resulting from the transaction, which is anticipated to be named Largo Physical Vanadium Corp. ("LPV"), will invest and hold substantially all of its assets in physical vanadium products and provide direct investment exposure to vanadium, a new-economy commodity aligned with the green energy transition with use cases that include vanadium redox flow batteries ("VRFB") and green steel applications.

• Upon completion of the proposed qualifying transaction, LPV's physical vanadium holdings would be used, in part, in long duration VRFBs. As vanadium electrolyte does not degrade when used in VRFBs, the batteries will act as secure safe-keeping for LPV's physical vanadium holdings.

Storing vanadium in VRFBs would provide the opportunity of generating rental revenue to offset part of the administrative costs of LPV.

• LPV's expected use of vanadium in VRFBs will be aligned with environmental, social, and governance ("ESG") principles, and is expected to enhance VRFBs' market competitiveness regardless of the vanadium price, further driving demand for VRFBs and the global clean energy transition through increased renewable energy integration.

• LPV presents an opportunity for Largo to monetize its vanadium used in its VRFBs in addition to the revenue it expects to recognize from the sale of VCHARGE battery components to prospective customers. The substantial benefit of LPV to Largo is expected to arrive following the sale additional VCHARGE batteries to prospective VRFB customers.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce details surrounding Largo Physical Vanadium Corp., currently a holding company, and a proposed qualifying transaction pursuant to the policies of the TSX Venture Exchange with Column Capital Corp. (the "CPC"), a capital pool company, the terms of which are set out in a non-binding letter of intent dated February 1, 2022 (the "LOI"). Upon completion of the proposed qualifying transaction and associated regulatory approvals and subsequent financing, it is anticipated that the resulting entity will be named "Largo Physical Vanadium Corp." and will become a publicly listed physical vanadium holding company that will purchase and hold physical vanadium, amongst other things, for use in Largo's VCHARGE batteries to power the global energy transition.

Upon completion of the proposed qualifying transaction (see details below), the objective of LPV will be to provide a secure, exchange-traded investment alternative for investors interested in direct investment exposure to vanadium. Vanadium is a new-economy material with a constructive ESG alignment through its use in electrolyte solution in long duration VRFBs. VRFBs are rechargeable flow batteries that employ vanadium ions in electrolyte to store chemical potential energy. With its entirely unique chemical characteristics, vanadium electrolyte is 100% reusable with no degradation, which allows unlimited use in long duration energy storage systems with zero risk of thermal runaway in its aqueous electrolyte form.

Paulo Misk, President and CEO of Largo, stated: "LPV represents a substantial opportunity to advance Largo's long duration energy storage strategy which could make the adoption of vanadium redox flow batteries more attractive to prospective customers by segregating the ownership of the physical vanadium and removing the cost of vanadium to the battery customer, which is by far the largest cost component of these batteries. We believe this value proposition has the potential to drive future demand for our VCHARGE products going forward and create a mutually beneficial relationship between Largo, LPV, and prospective VRFB customers."

He continued: "Demand for long duration energy storage is fast-growing as governments and large organizations push for net zero goals. According to the Long Duration Energy Storage Council, long duration energy storage will have to be scaled up to ~400x present day levels to 85-140 TWh by 2040 and 10% of all electricity generated would need to be stored in long duration energy at some point.i VRFBs have emerged as a preferred long duration renewable energy storage system for safe and continuous energy storage over a 20+ year life cycle with zero degradation. Driven by investor interest in direct investment exposure to physical vanadium, LPV is expected to provide an opportunity to drive demand for long duration VRFB systems and offer a low-cost solution to potential VRFB customers through the continuation of a vanadium electrolyte leasing model, minimizing CAPEX requirements."

He concluded: "Lastly, it is our belief that LPV presents an opportunity for Largo to expand beyond its proposed production capacity in Wilmington of 1.4GWh per year through the expected acquisition of additional vanadium units by LPV in the open market for potential use in VCHARGE batteries. The strength of our global vanadium brand will be instrumental as we look to finalize the required work needed to form LPV and develop its objective during what we believe is the start of a bull market for vanadium."

J. Alberto Arias, Co-Chair of the Board of Directors stated: "LPV, together with the completion of the proposed qualifying transaction, represents an important strategic move for Largo, as it combines two widely accepted concepts in the commodity markets in an innovative way: i) the concept of a publicly traded instrument holding a physical commodity and ii) the concept of "metal leasing" for industrial applications to reduce the input costs of commodities that do not degrade during its use. While the success of this strategy will also be contingent, amongst other things, on sufficient investor interest and Largo's ability to market and sell its VRFBs, we believe that both concepts combined and applied for the first time to VRFBs would help solve the historical challenge of how to secure vanadium supply at an affordable and stable basis. LPV's ownership of vanadium units will create the potential to i) materially reduce the total cost of Largo's VRFBs for its customers and isolate them from periods of potential vanadium price volatility, ii) provide investors with a new vehicle to invest in physical vanadium, which we expect to be largely stored in Largo's VRFBs, and iii) allow Largo to monetize the vanadium inventory that it had intended to hold on its balance sheet and rent to its VRFB customers."

Mr. Arias concluded "We are excited for the opportunity this strategy presents to offer an attractive cost proposal to our potential VRFB customers using the unique characteristics of vanadium and Largo's leading position as a low- cost primary vanadium producer in the Americas (Brazil) as well as its unique position as the only vertically- integrated VRFB manufacturer in the US."

Terms of the Proposed Qualifying Transaction

On February 1, 2022, LPV entered into the LOI with the CPC. The LOI outlines the general terms and conditions pursuant to which LPV and the CPC expect to effect a business combination that will result in the CPC acquiring all of the issued and outstanding securities of LPV in exchange for securities of the CPC, resulting in a reverse-takeover of LPV by the CPC. Pursuant to the terms of the LOI, LPV and the CPC will negotiate in respect of a definitive agreement and other transaction documentation, incorporating the principal terms of the LOI. Upon completion of the proposed qualifying transaction, the CPC will have acquired 100% ownership of LPV and the business of LPV will become the business of the entity resulting from the proposed qualifying transaction. The final structure for the proposed qualifying transaction is subject to satisfactory tax, corporate and securities law advice on the part of both LPV and the CPC. There is no assurance that the proposed qualifying transaction will be consummated or will be consummated on the terms set out in the LOI.

Completion of the proposed qualifying transaction is subject to a number of conditions including, but not limited to, the completion of the Largo Contribution In-Kind (defined below), receipt of applicable regulatory and stock exchange approvals and the execution of the definitive agreement and related transaction documents. For a full description of conditions to the completion of the proposed qualifying transaction, please refer to the CPC's press release dated February 1, 2022.

Largo Contribution In-Kind

As a condition to closing of the proposed qualifying transaction, Largo will exchange vanadium equivalent products to LPV in exchange for common shares of LPV, on terms and conditions that will be determined in the context of the market (the "Largo Contribution In-Kind"). The size of the Largo Contribution In-Kind and applicable price will be based on the availability of material and will take other market related factors into consideration at the time.

In addition, LPV will enter into an agreement with Largo for a right of first refusal over any non-committed commercial vanadium equivalent products from January to October of any fiscal year from Largo.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracá s Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is undergoing a strategic transformation to vertically integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to renewable energy and a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations

Alex Guthrie

Senior Manager, External Relations +1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under securities legislation, some of which may be considered "financial outlook" for the purposes of applicable securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to general market and economic conditions, our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, the willingness of VRFB customers to lease vanadium in purchased VRFBs, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VRFB technology generally in the market. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to the ability of LPV to attract investors, the desire of investors to invest in physical vanadium and to have LPV own physical vanadium stored in VRFBs, the ability to satisfy the conditions to completion of the proposed qualifying transaction, completion and terms of the proposed qualifying transaction, the strategy of LPV, the intention to effect certain corporate changes in connection with the proposed qualifying transaction (including without limitation a change of name), the Largo Contribution In-Kind, the advisory services to be provided by SCP, and the competitive advantage provided to Largo VRFBs by virtue of LPV's anticipated business strategy. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo [or Largo Clean Energy]1 to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

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1 Net-zero power: Long duration energy storage for a renewable grid | LDES Council, McKinsey & Company, 2021